Exhibit 4.2

AMENDMENT TO

CERTIFICATE OF DESIGNATIONS OF

SERIES H CONVERTIBLE PREFERRED STOCK

OF

DIAMETRICS MEDICAL, INC.

1.	The name of the corporation is DIAMETRICS MEDICAL INC., a Minnesota Corporation (the “Corporation”).

2.	Subparagraph (iii) of Paragraph (f) of the Corporation’s Certificate of Designations of Series H Convertible Preferred Stock (the “Preferred Stock”) is hereby amended to read in its entirety:

Conversion Price. The number of shares into which one share of Series H Preferred Stock shall be convertible shall be determined by dividing the Series H Purchase Price by the then existing Conversion Price (as set forth below), which shall be subject to adjustment from time to time in certain instances, as provided below in this paragraph (f)(iii) (the “Conversion Ratio”). The “Conversion Price” per share for the Series H Preferred Stock shall be equal to $1 per share, subject to adjustment as provided herein.

3.	This amendment shall be effective as of June 30, 2006, the record date of a reverse stock split approved by the Board of Directors on June 15, 2006, which shall be effected as a one-for-one hundred division of all shares of capital stock authorized as of the record date.

4.	In accordance with Section 302A.402, Subdivision 3(b), of the Minnesota Business Corporation Act, this amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in the percentage of authorized shares of any class or series that remains unissued after the reverse stock split exceeding the percentage of authorized shares of that class or series that were unissued before the stock split.

IN WITNESS WHEREOF, the undersigned, acting in his capacity as the Secretary of the Corporation, has executed these Articles of Amendment this 20th day of June, 2006.

/s/ Heng Chuk
Heng Chuk, Secretary